UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 9, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       Q2 2004: KPN doubles profit after tax to EUR 369 million, dated August 9, 2004;

•                       Marcel Smits joins KPN Management Board, dated August 9, 2004.

Press release

Date
August 9, 2004
Number
037pe
Q2 2004: KPN doubles profit after tax to EUR 369 million

In millions of euro	Q2 2004	Q2 2003
Net sales	2,927	2,960
Operating result	678	589
Profit after tax	369	183
Earnings per share	0.16	0.08

Solid second quarter performance

•                  Net result doubled to EUR 369 million as a result of lower operating expenses, lower interest expense and lower tax charge

•                  Operating result 15% higher

•                  Operating revenues down 0.9%, mainly due to adverse impact of lower mobile terminating access (“MTA”) tariffs as required by the regulator

•                  Net sales growth in Mobile of 6.3%, driven by particularly strong growth of 12.7% in Germany and 30% in Belgium where margins also increased

•                  Although Fixed experienced a revenue decline, margins improved

•                  Operating expenses down 4.7%, primarily as a result of rigorous cost control in Fixed

•                  Year-on-year, the ADSL customer base doubled to over 1 million connections

•                  During the quarter, the Mobile customer base grew by almost half a million (3.1%) to 15.6 million customers

Interim Dividend

KPN declares an interim dividend of EUR 0.08 per share.

Ad Scheepbouwer, CEO of KPN, commented:

“We have maintained our solid progress during the second quarter.

Our international mobile operations in particular continue to achieve strong growth, while at the same time showing improved margins. In our home market, Mobile The Netherlands has recently taken a number of commercial initiatives to strengthen its position as market leader. These will result in some pressure on margin in the short term, but will enable us to improve both Mobile The Netherlands’ market share and margin in the medium term. Although our fixed business experienced a revenue decline, margins improved as we have achieved further operating cost reductions. Cash flow from operations has remained robust.

We are expecting to achieve profit before tax at the higher end of our guidance, despite the fact that there will be some additional costs of EUR 200 to 300 million in the second half of the year, relating to a.o. stepped up marketing efforts, the start of UMTS license amortisation, and the possible funding of a pension deficit. With our profit growth and industry-leading returns of cash, we have demonstrated our commitment to translate operational and balance sheet progress into the delivery of real shareholder value and we view the remainder of 2004 with confidence.”

Operating Review Q2

Fixed division

The migration of traditional services (such as voice telephony and data transmission via leased lines) to new services on new technologies (such as ADSL, voice over IP, IP-VPN) accelerated in the second quarter of 2004. The resulting decline of revenues from traditional services is partly offset by the increase of revenues from new services. Other factors impacting operating revenues are the MTA tariff reductions and the substitution from fixed to mobile-only usage.

KPN increasingly focuses on providing more value to its voice customers through the voice bundle discount packages, available to the consumer market (BelPlus 60, 100, 200, 300) as well as the business market (BelZakelijk packages). In addition, it has stepped up its direct marketing efforts to win back and retain voice customers. Since the introduction during the second quarter of 2003, 1,046,000 consumers (19% of our residential customers) have chosen BelPlus packages, of which 248,000 in the second quarter of 2004.

As a result of its activities in the traditional voice market, KPN was able to slow down, for the first time, the quarter-on-quarter gradual decrease of market shares. Market shares at the end of the second quarter of 2004 remained within the ranges of approximately 75% (local), >60% (national), >60% (fixed-to-mobile) and 45% (international).

In the second quarter of 2004, the ‘ADSL by KPN’ customer base exceeded the 1-million milestone, and reached a level of 1,057,000 customers by the end of June 2004, more than double the level reached at the end of the same quarter last year. As a result, KPN’s share of the total consumer broadband market (including broadband offered by cable operators), increased to 42%.

Over time, KPN expects the demand for broadband, multimedia and broadcasting services to converge. KPN sees this as an opportunity to build on its strong position in voice and its fast growing broadband Internet services by including digital broadcasting services as part of a triple play strategy. As a shareholder in Digitenne, KPN already has a presence in the digital delivery of radio and TV programming. In addition, KPN has now requested tenders from several cable TV networks, representing approximately 90% of the cable market in the Netherlands, for providing KPN with digital broadcasting access. KPN intends to use this capacity to provide consumers with digital programming produced by both public and commercial radio and TV producers.

Recently, KPN successfully closed major contracts with parties including Stork (outsourcing of voice and data communication), NUON (outsourcing of telecom management), ING Bank (voice), Panalpina (IP-VPN international data communication), Stern (total fixed and mobile voice solutions and IP-VPN data communication), Infineon/Siemens (network services).

On July 1, 2004, KPN introduced Online Remote Backup (ORB), which enables customers to automatically back up critical data on personal computers or laptops to a KPN cyber center over a secure Internet connection.

At the end of June, 1,141 business customers had been migrated from traditional data to IP-VPN networks, whereas the number of IP-VPN connections increased from 9,122 at the end of June 2003 to 23,746 at the end of June 2004.

Mobile division

The Mobile division continued to show strong growth, adding almost half a million new customers during the quarter. By the end of the quarter, KPN had 15.6 million mobile customers, a year-on year increase of 13%. In the second quarter of 2004, the number of i-mode™ customers across the three territories increased by 262,000 to 1.45 million. During the coming months, the Mobile division will intensify its commercial efforts in order to achieve maximum organic growth. As of the end of the second quarter, KPN announced the start of mobile broadband service provision over its new UMTS networks in Germany and the Netherlands, beginning with a high-speed modem card for laptop users. UMTS-enabled handsets will follow during the third quarter.

E-Plus

E-Plus has continued to meet the challenges of the German market with competitive and differentiating offers such as its 3-cent tariff for calls to the fixed network. As a result, E-Plus was able to continue to deliver on its balanced growth strategy, welcoming 268,000 new customers in the quarter, which gives E-Plus a total customer base of more than 8.7 million and a market share of 12.9%. The postpaid share in net additions during the quarter amounted to 71%, raising the share of postpaid in the customer base to 48% by the end of the quarter. At EUR 24 per month, blended ARPU showed a slight increase quarter-on-quarter, up from EUR 23, and remained stable year-on-year.

KPN Mobile the Netherlands

The Dutch mobile market continues to be highly competitive. KPN has recently revitalized its commercial strategy in the Netherlands in order to strengthen its position of market leader. Initiatives include stronger and clearer differentiation between the two brands KPN and Hi as well as the introduction of innovative and relevant propositions at competitive prices. Hi has made SMS a cornerstone of its offering for its largely youthful target audience, leading the market in introducing advantageous prepaid and postpaid SMS tariffs. In addition, KPN has successfully raised its presence in external distribution channels. These measures, combined with a strong media presence, are currently leading to an increased influx of new customers. KPN successfully attracted 137,000 new customers in the second quarter, bringing the total customer base to over 5.4 million, with a market share of 39.3%. Blended ARPU rose from EUR 33 in the first quarter to EUR 35 in the second quarter of 2004.

BASE

In Belgium, BASE’s policy of combining distinctive and simple offers to the market with tailored propositions for specific segments continues to bear fruit. BASE successfully maintained the momentum gained in the previous two quarters, adding another 68,000 customers to take the total customer base well over 1.4 million.

This represents an increase of 27% compared with the end of the same period of 2003. BASE’s market share rose over 16%. At EUR 24 per month, ARPU was up from EUR 22 a year ago, whilst declining slightly from EUR 25 in the first quarter of 2004.

Financial Review Q2

For the second quarter of 2004, KPN reports a significant year-on-year increase of a profit after tax to EUR 369 million (Q2 2003: EUR 183 million). Earnings per share doubled to EUR 0.16 (Q2 2003: EUR 0.08). The operating result increased by 15% to EUR 678 million (Q2 2003: EUR 589 million).

This quarter’s net result includes a book gain relating to the sale of KPN’s interest in PTC of EUR 20 million.

Operating revenues (EUR 3,016 million) saw a decrease of 0.9%. Reported net sales decreased by 1.1% and amounted to EUR 2,927 million (Q2 2003: EUR 2,960 million), however, this included a EUR 59 million adverse MTA effect, which accounted for 2.0%.

•                  Net sales of the Fixed division (EUR 1,803 million) decreased by EUR 121 million (or 6.3%), due in part to a negative MTA impact of EUR 71 million (-3.7%) and increasing mobile-only usage.

•                  The Mobile division realized a 6.3% increase (EUR 77 million) in net sales to EUR 1,298 million, driven by continued strong performance of its international operations (net sales rose 12.7% in Germany and 30% in Belgium) which more than offset a EUR 26 million adverse MTA impact incurred in the Netherlands.

•                  Revenues of Other activities showed a minor decrease of EUR 3 million, while inter-division revenues were EUR 26 million lower than last year.

Operating expenses decreased by 4.7% (EUR -116 million) to EUR 2,338 million as a result of the successful implementation of cost reduction programs (reduced workforce, lower other operating expenses and depreciation charges), the effect of MTA tariff reductions and a EUR 38 million impairment charge with respect to SNT-related goodwill incurred in the second quarter of 2003. The reductions of operating expenses in the Fixed division and Other activities were partially offset by increased operating expenses in the Mobile division.

The net financial expense amounted to EUR 146 million, a substantial decrease from last year’s EUR 202 million, reflecting reduced interest charges following EUR 4.9 billion regular and early debt redemptions in 2003.

Total tax charges amounted to EUR 163 million resulting in an effective tax rate of 30.6%. In line with the agreement with the Dutch tax authorities, an interest amount of EUR 306 million on shareholder loans to E-Plus is ignored for Dutch tax purposes.

Cash flow

Cash flow from operating activities decreased by EUR 108 million to EUR 870 million. This decrease is attributable to higher working capital (mainly due to tax refunds amounting to EUR 194 million received in the second quarter of 2003), which is only partially compensated by improved operating results and reduced net interest expenses this year. Year-to-date, the cash flow from operating activities increased by EUR 72 million to EUR 1,830 million.

Net debt

At the end of the second quarter of 2004, net debt (interest-bearing debt minus cash and cash equivalents) decreased by 19.6% to EUR 8.2 billion from EUR 10.2 billion at the end of the second quarter of 2003. The slight increase compared to the EUR 7.9 billion as of March 31, 2004 was mainly the result of a reduction in cash following payment of the 2003 dividend (EUR 606 million) and execution of the initial share repurchase program announced in March of this year.

Share repurchase program

By June 30, 2004, KPN had repurchased 86.1 million shares for a total amount of EUR 533 million, of which EUR 247 million was settled in the second quarter. The shares were purchased via on-market transactions for an average price of EUR 6.19 per share. The shares acquired under the initial share repurchase program will be cancelled this year, with the exception of a limited number of shares acquired to cover share option plans (EUR 33 million). On June 28, 2004, KPN announced a further EUR 1 billion share repurchase program.

Refinancing

On July 21, KPN successfully completed its offers to exchange its 7.25% Eurobond 2001-2006 for Euro denominated Fixed Rate Notes due 2011 and to purchase for cash its outstanding 6.50% Eurobond 1996-2006 and 3.50% Convertible Subordinated Bond 2000-2005. The offers represent a continuation of KPN’s strategy of optimizing its capital structure by lengthening the debt maturity profile. The total size of the transactions amounted to EUR 1,961 million, and was followed by the issuance of new notes under KPN’s Global Medium Term Note Program (EUR 700 million Floating Rate Notes due in 2009, with a coupon of Euribor + 0.40%, swapped into a fixed coupon of 4.0% and EUR 1,425 million Fixed Rate Notes due in 2011 with a coupon of 4.5%).

Financial Review YTD 2004 - Highlights

For the first half of 2004, KPN reported an operating result of EUR 1,339 million, compared to EUR 1,824 million last year. Excluding the book gains mentioned below, the operating result for the first half increased by 11.4% to EUR 1,283 million (YTD 2003: EUR 1,152 million). The net result, also excluding book gains, increased by EUR 407 million (+144.8%) to EUR 688 million.

The first half of 2003 included book gains (mainly the sale of Directory Services activities and the MobilCom termination agreement) amounting to EUR 672 million, while the same period in 2004 included EUR 56 million book gains on the sale of KPN’s interests in Eutelsat and PTC.

Book gains both impacting operating revenues as well as operating result can be summarized as follows:

Amounts in millions of euro	YTD 2004	YTD 2003
Book gain on sale of Directory Services		435
Termination agreement MobilCom		222
Book gain on sale of UMC		15
Book gain on sale of Eutelsat	36
Book gain on sale of PTC	20
	56	672

Excluding book gains, operating revenues recorded in the first half of 2004 were EUR 5,979 million (YTD 2003: EUR 6,039 million). Including book gains, operating revenues saw a decrease of 10.1% to EUR 6,035 million compared to the same period last year.

Net sales (EUR 5,830 million), affected by the EUR 115 million adverse impact of MTA tariffs on both mobile and fixed operations, fell 0.6% below last year. In the Fixed division, net sales decreased by EUR 188 million (-4.9%) mainly due to a EUR 139 million negative MTA impact, while net sales of the Mobile division (EUR 2,514 million) increased by EUR 156 million. Net sales of Other activities were EUR 42 million lower. Inter-division revenues decreased by EUR 41 million to EUR 518 million.

Operating expenses decreased by EUR 191 million (-3.9%) to EUR 4,696 million. The decrease was the effect of cost reduction programs, MTA tariff reductions and a EUR 38 million impairment charge with respect to SNT-related goodwill, partially offset by increased cost of work contracted out within the Mobile division.

Net financial expense decreased by EUR 151 million to EUR 283 million, reflecting reduced interest charges following early and regular debt redemptions totaling EUR 4.9 billion in 2003.

Total tax charges in the first half of 2004 amounted to EUR 308 million, resulting in an effective tax rate of 29.2%.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, KPN’s and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN’s control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN’s Annual Report and Form 20-F for the year ended December 31, 2003.

All figures shown throughout this quarterly report are unaudited. Certain figures may be subject to rounding differences. All market share information in this quarterly report is based on management estimates.

Reporting

KPN has decided to eliminate as much as possible non-GAAP measures and to limit itself to general accounting practices, which align with international requirements on financial reporting, which were tightened during 2003. As a consequence, the quarterly reports as from 2004 differ from those of previous years. The most important changes are (i) analysis based on operating result (formerly: EBIT) and result after taxes instead of EBITDA and (ii) analysis based on figures including exceptional items rather than on those excluding such items. In order to facilitate the analysis of trends, we disclose items with significant impact that in our opinion are important to interpret these trends.

In our 2003 quarterly reports, our analyses were based on EBITDA. EBITDA can be calculated as operating result plus depreciation, amortization and impairments.

Profile

KPN offers telecommunication services to both consumers and businesses. The core activities of KPN are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecommunications services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is the market leader in the major segments of the Dutch telecom market. Through E-Plus in Germany and BASE in Belgium, KPN holds the number three position in the mobile markets in these countries.

As of June 30, 2004, KPN had 7.6 million fixed-line subscribers and 1.5 million Internet customers in the Netherlands and had a total of 15.6 million mobile customers in the Netherlands, Germany and Belgium. KPN employed 31,820 individuals.

KPN was incorporated in 1989 and its shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The credit ratings remained unchanged during the second quarter at A- with stable outlook (Standard & Poor’s) and Baa1 with stable outlook (Moody’s). The latter rating was reconfirmed on June 28, 2004.

Press release

Date
August 9, 2004
Marcel Smits joins	Number
KPN Management Board	038pe

As of today Mr Marcel H.M. Smits has joined Royal KPN N.V.’s Board of Management.

He will succeed Mr J. Maarten Henderson as Chief Financial Officer on September 11, 2004.

Mr Henderson will pursue his career outside KPN as of October 1, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 10, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel